February 1, 2019

Scott Drake
President & Chief Executive Officer
ViewRay, Inc.
2 Thermo Fisher Way
Oakwood Village, OH 44146

       Re: ViewRay, Inc.
           Registration Statement on Form S-3
           Filed January 7, 2019
           File No. 333-229145

Dear Mr. Drake:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Robert McCormack